June 4, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Benjamin Holt/ Mr. David Link

Re:	La Rosa Holdings Corp.
Registration Statement on Form S-1 Filed April 24, 2024
File No. 333-278901

Dear Messrs. Holt and Link:

On behalf of La Rosa Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 21, 2024 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Please be advised that the Company has filed Amendment No. 1 (the “Form S-1/A”) to the Form S-1 simultaneously with the submission of this response letter. Please note that all references to page numbers in the responses are references to the page numbers in Form S-1/A.

Registration Statement on Form S-1 filed April 24, 2024

General

1.	Please tell us how you concluded that each Note binds Mast Hill to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio. In this regard, we note that each Note provides that if the Company fails to make an amortization payment under the Note or upon an Event of Default, then the conversion price shall be the lower of $2.50 or the market price equal to 85% of the lowest VWAP. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11 for guidance.

Response:

We have reviewed CD&I 139.11 and respectfully disagree with the premise that C&DI 139.11 applies to the Company’s Registration Statement and private placements. CD&I 139.11 specifically addresses situations in which the Company’s private placement of securities (or in the case of convertible securities, of the convertible security itself) is not closed at the time the resale registration statement is filed and is contingent upon such registration statement being deemed effective by the SEC. In such situations, as the SEC explains in CD&I 139.11, the purported private placement would be deemed to be an indirect public offering by the Company and the selling stockholder an “underwriter.” CD&I 139.11 goes on to explain in detail when a private placement will not be considered to be an indirect public offering by the Company; but, rather, a private-investment, public-equity transaction (commonly known as a PIPE transaction) under Section 152 of the Securities Act of 1933, as amended, which would permit the Company to file a registration statement before the private placement is closed and contingent upon the registration statement declared effective. In contract, in the situation at hand, the Company sold and issued the convertible notes (the “Notes”) and accompanying warrants and shares of common stock to the selling stockholder (the “Selling Stockholder”) on February 20, 2024, and April 1, 2024, way before the registration statement was filed on April 24, 2024, and the closings of such private placements were not contingent upon the Company’s filing the Registration Statement or being declared effective. Therefore, it is our position that CD&I 139.11 does not apply to the Company’s registration of the shares of common stock issuable upon the conversion of the Notes or exercise of the warrants sold and issued to the Selling Stockholder.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

C&DI 139.11 provides that a company is permitted to consider a private placement that has not closed before the registration statement is filed or deemed effective as a PIPE transaction (and not an indirect public offering), if the investor is market risk at the time of filing the registration statement and is irrevocably bound to purchase a set number of securities for a set price that is not based on market price or a fluctuating ratio, either at the time of effectiveness or the resale registration statement or any subsequent date. In our situation, the Selling Stockholder executed securities purchase agreements on February 20, 2024, and April 1, 2024, pursuant to which the Selling Stockholder became irrevocably bound to purchase the Notes and accompanying securities on such dates, and, therefore, the Selling Stockholder assumed the market risk at closing when it paid for the Notes and accompanying securities. As represented by the Selling Stockholder in both securities purchase agreements, the Selling Stockholder acknowledged that there were substantial risks in their purchase and ownership of the Notes and accompanying securities and that there was a risk of the total loss of their investment, presumably including the Company’s inability to repay the outstanding balance or accrued interest under the Notes. On such dates, as CD&I 139.11 states, there were no conditions to closing that were within the Selling Stockholder’s control or that the selling stockholder could cause not to be satisfied which would allow it to walk away from its purchase of the Notes and accompanying securities.

The Notes and accompanying securities were issued and sold prior to the Company’s filing of the Registration Statement in which such securities or the shares underlying such convertible securities were included for resale. In each case, a specific number of securities were issued to the Selling Stockholder in consideration for a cash payment. Because the private placements with the Selling Stockholder were actually closed before the Company filed the Registration Statement, the Selling Stockholder cannot choose to terminate their securities purchase agreements and walk away, nor are they entitled to receive a refund of any portion of the purchase price paid by them at the respective closings. Therefore, the Selling Stockholder is exposed to economic and other risks associated with the Company and its business, including the risk of insolvency and bankruptcy, to the same extent as any other stockholder of the Company is.

In light of the foregoing, we respectfully submit that CD&I 139.11 does not apply to the Company’s private placements.

It is our belief, however, that C&DI 139.10, in fact, applies to the Company’s private placements and the Company’s Registration Statement. Unlike C&DI 139.11 where the private placements are not closed by the filing of the resale registration statement and are contingent upon such resale registration statement being deemed effective, CD&I 139.10 addresses the registration of shares of common stock to be issued upon the conversion of issued convertible securities pursuant to a conversion ratio dependent on the Company’s fluctuating trading price. CD&I 139.10 permits the registration of such shares of common stock, but cannot use Rule 416 to register an undetermined quantity of shares that may be issued as a result of the conversion formula's application.

CD&I 139.10 states that the company is obligated to make a bona fide estimation of the maximum quantity of shares that could potentially be issued upon the conversion of the convertible securities pursuant to a fluctuating conversion price and register that number for resale. Should the actual number of shares issued upon the conversion of the convertible securities surpass the number registered, CD&I 139.10 provides that the company will need to submit a new registration statement for the additional shares, provided the selling securityholder wishes to sell them, and that Rule 462(b) may be employed for such purposes, should it be applicable.

In compliance with C&DI 139.10, prior to the closing, the Company conducted a good-faith estimation of the number of shares issuable upon the Selling Stockholder’s conversion of the Notes based on the principal amount of the Notes at closing and maturity, and the Company’s recent trading prices. Should the actual number of shares issued to the Selling Stockholder upon conversion of the Notes and exercise of the accompanying warrants exceed the registered number in the Registration Statement, the Company intends to file to file a new registration statement to register the resale of such additional shares, provided the Selling Stockholder wishes to sell them.

We trust that the above is responsive to your comment.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Philip Magri
Philip Magri, Esq.
Sichenzia Ross Ference Carmel LLP

3